

March 22 2007

Mail Stop 7010

*By U.S. Mail and facsimile to (407) 857-0050*

Michael A. Bauer
President and Chief Executive Officer
Super Vision International, Inc.
8210 Presidents Drive
Orlando, Florida 32809

> **Re:    Super Vision International, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed March 13, 2007**
> **File No. 333-140286**

Dear Mr. Bauer:

We have reviewed your filings and have the following comments.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your exhibit index to include each of the exhibits listed in your exhibit table on Page II-2.  Refer to Item 601(a)(2) of Regulation S-B.

Closing Comment

2. Please also review the representations requested on page 4 of our letter dated February 27, 2007, and provide these representations in the form requested.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3767 with any questions.

Sincerely,

Jennifer R. Hardy
Branch Chief

cc: Suzan A. Abramson (*via facsimile* 407/843-6610)
Akerman Senterfitt
420 South Orange Street
Orlando, Florida 32801